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                             July 11, 2022

       Emil Michael
       President
       D-Wave Quantum Inc.
       3033 Beta Avenue
       Burnaby, British Columbia V5G 4M9
       Canada

                                                        Re: D-Wave Quantum Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed July 8, 2022
                                                            File No. 333-263573

       Dear Mr. Michael:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed on July 8,
2022

       General

   1. We note your response to prior comment 7 and reissue the comment. We further note your disclosure on page
275 that the Public Sector Pension Investment Board, a Canadian
                                                        Crown corporation, will
own between 41.4% and 54.8% of D-Wave Quantum after the
                                                        transaction. Please
address the prior comment notwithstanding the fact that the    target    in
                                                        your proposed business
combination is not a U.S. company.
   2. We note your response to prior comment 10. Please describe in your registration statement the nature of
the advice, analysis, and work product of Citi on which the DPCM
 Emil Michael
D-Wave Quantum Inc.
July 11, 2022
Page 2
      Board relied. Additionally, disclose the nature of the materials that Morgan Stanley prepared or was involved with that the DPCM Board reviewed. Advise whether the materials or work product of Citi or Morgan Stanley included any involvement with the preparation of the financial projections disclosed in your registration statement.
3. We note your disclosure on page 302 that the Purchase Agreement with Lincoln Park was viewed favorably as a source of potential liquidity in the event of significant redemptions, among other things. Please disclose whether you may become a "controlled company"
      within the meaning of the rules of the New York Stock Exchange upon completion of the
      Transaction depending on the rate of redemptions by your Public Stockholders or otherwise. Include appropriate risk factor disclosure.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameEmil Michael
                                                            Division of
Corporation Finance
Comapany NameD-Wave Quantum Inc.
                                                            Office of
Technology
July 11, 2022 Page 2
cc:       Adam M. Givertz
FirstName LastName